Mail Stop 6010

December 27, 2007

Via Facsimile and U.S. Mail

Stephen A. Van Oss
Senior Vice President, Chief Financial Officer
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, PA 15219

>   **Re: WESCO International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **File No. 1-14989**

Dear Mr. Van Oss:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page 34

1.   We note that your cost of goods sold excludes depreciation and amortization.
        Please tell us how your presentation of gross profit complies with SAB Topic
        11.B.

Note 5. Acquisitions, page 43

2.   We note your statements throughout this footnote that the purchase price for your
        acquisitions have been allocated based on independent appraisals. While in future
        filings management may elect to take full responsibility for valuing the assets
        acquired and liabilities assumed, if you choose to continue to refer to the expert in
        any capacity, please revise future filings, beginning with your next 10-Q, to name
        the independent valuation firm. In addition, please note that if you intend to
        incorporate your Form 10-K by reference into any registration statement, you will
        be required to include the consent of the independent valuation firm as an exhibit
        to the registration statement.

– Acquisition of Communications Supply Holdings, Inc., page 44

3.   We note that this acquisition resulted in the recognition of a significant amount of
        goodwill on your balance sheet. Please revise future filings to include the
        disclosures required by paragraph 51(b) of SFAS 141.

Note 15. Segments and Related Information, page 57

4.   We note your disclosure here that you have aggregated your nine operating
        segments as one reportable segment. Please provide us with your analysis of the
        criteria in paragraph 17 of SFAS 131 that supports your conclusion to aggregate
        these segments.

5.   We see your disclosure of long-lived assets by geographic area. Please note that
        this disclosure should present tangible assets only and should not include
        intangibles or investments. See question 22 in the FASB Staff Implementation
        Guide to Statement 131. Please revise future filings as appropriate.

                                    * * * * * * * *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on
EDGAR. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Branch Chief